

January 19, 2024

Lavell Juan Malloy, II
Chief Executive Officer
Brag House Holdings, Inc.
25 Pompton Avenue, Suite 101
Verona, NJ 07044

>   **Re: Brag House Holdings, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted January 9, 2024**
>   **CIK No. 0001903595**

Dear Lavell Juan Malloy:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 9, 2024

Business, page 54

1.   We note your response to prior comment 6 and description of live-streaming services revenue earned through the Twitch Affiliate Program. As this appears to be one of two key revenue sources for the periods presented in the financial statements, please revise your business disclosure to explain where and how live-streaming services fit within your B2B and B2C strategies. Alternatively, explain why it is not appropriate to do so. We note, for example, that the Twitch Affiliate Program "...allows the Company to earn revenue from advertising provided to viewers on the channel," but live-streaming services are not addressed under "Advertising and Marketing Fees" on page 58 or where you discuss the relationship between views and revenues on page 59. Make conforming revisions in the prospectus summary, as needed.

Our B2C Strategy
Providing In-Application Digital Product Purchase Opportunities
Non-Consumable Items, page 62

2. We note your response to prior comment 9 and clarification that only your Bragger "freemium" membership is currently functional. Please remove or revise the following statement for consistency with this disclosure: "We currently offer non-consumable items only to Gamer-, Streamer- and Ultimate-level members, thus offering an additional incentive for Brag House users to upgrade their subscription (membership) level."

Shares Eligible for Future Sale, page 80

3. In your discussion of restricted securities, you state "...substantially all of these shares will be subject to the one-year lock-up period under the lock-up agreements described below." However, disclosure regarding lock-up agreements with you and your officers, directors, and 1% or greater stockholders has been removed from elsewhere in the registration statement. Please revise your disclosure to consistently reflect whether any shares will be subject to lock-up agreements.

Consolidated Financial Statements, page F-1

4. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X or tell us why you believe updating is not required.

Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Daniel L. Woodard